UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

JAMDAT Mobile, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Henk Rogers

1050 Lunalilo Street

Honolulu,  HI  96822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Henk Rogers, ###-##-####

Akemi Rogers ###-##-####

The Henk R. Rogers 2005 Dynasty Trust ###-##-####

The Akemi M. Rogers 2005 Dynasty Trust  ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.

Citizenship or Place of Organization

Henk Rogers,  United States

Akemi Rogers, United States

The Henk R. Rogers 2005 Dynasty Trust,  a trust formed under the laws of Hawaii

The Akemi M. Rogers 2005 Dynasty Trust,  a trust formed under the laws of Hawaii

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

Henk Rogers, 651,592 shares of Common Stock

Akemi Rogers, 651,592 shares of Common Stock

The Henk R. Rogers 2005 Dynasty Trust, 617,298 shares of Common Stock

The Akemi M. Rogers 2005 Dynasty Trust, 823,063 shares of Common Stock

	8.	Shared Voting Power 3,050,000 shares of Common Stock

9.

Sole Dispositive Power

Henk Rogers, 651,592 shares of Common Stock

Akemi Rogers, 651,592 shares of Common Stock

The Henk R. Rogers 2005 Dynasty Trust, 617,298 shares of Common Stock

The Akemi M. Rogers 2005 Dynasty Trust, 823,063 shares of Common Stock

	10.	Shared Dispositive Power 3,050,000 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,050,000 shares of JAMDAT Common Stock, at $0.0001 par value, are beneficially owned by Henk Rogers, Akemi Rogers, the Henk R. Rogers 2005 Dynasty Trust, and the Akemi M. Rogers 2005 Dynasty Trust.

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Henk Rogers, 2,398,408 shares of Common Stock

Akemi Rogers, 2,398,408 shares of Common Stock

The Henk R. Rogers 2005 Dynasty Trust, 2,432,702 shares of Common Stock

The Akemi M. Rogers 2005 Dynasty Trust, 2,226,937 shares of Common Stock

13.	Percent of Class Represented by Amount in Row (11) 16%

14.	Type of Reporting Person (See Instructions) Henk Rogers IN Akemi Rogers IN The Henk R. Rogers 2005 Dynasty Trust OO The Akemi M. Rogers 2005 Dynasty Trust OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of JAMDAT Mobile, Inc., a Delaware corporation (“JAMDAT”). The address of the principal executive offices of JAMDAT is 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, California, 90034.

Item 2.	Identity and Background

This Schedule 13D is hereby filed by Henk Rogers, Akemi Rogers, Henk B. Rogers 2005 Dynasty Trust, Akemi M. Rogers 2005 Dynasty Trust (the “Members”).  The principal address of the Members is 1050 Lunalilo Street, Honolulu, Hawaii 96822.

During the past five years, neither Henk Rogers nor Akemi Rogers nor, to the knowledge of Henk or Akemi Rogers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As consideration for all the membership interests in Blue Lava Wireless, LLC, JAMDAT issued 3,050,000 shares of Common Stock, representing approximately 16% of the outstanding shares of JAMDAT Common Stock to Henk Rogers, an individual (“Henk Rogers”), and Akemi Rogers, an individual (“Akemi Rogers”), and Henk B. Rogers 2005 Dynasty Trust, a trust formed under the laws of Hawaii, and Akemi M. Rogers 2005 Dynasty  Trust, a trust formed under the laws of Hawaii.

Item 4.	Purpose of Transaction

On April 20, 2005, JAMDAT and JAMDAT Mobile (Hawaii) LLC (“Acquiror”) entered into a Purchase Agreement (the “Purchase Agreement”) with Blue Lava Wireless, LLC (“Blue Lava Wireless”), and the Members.  Under the Purchase Agreement, Acquiror acquired all of the membership interests of Blue Lava Wireless from the Members.  The principal asset of Blue Lava Wireless being acquired is a worldwide license to the wireless rights for the game Tetris, the terms of which are described below.

In satisfaction of a condition to JAMDAT’s completion of the Acquisition, Blue Lava Wireless and the Tetris Company entered into the Tetris License and Distribution Agreement with JAMDAT and Acquiror concurrently with the execution of the Purchase Agreement on April 20, 2005 (the “License Agreement”).  Under the License Agreement, the Tetris Company granted Blue Lava Wireless, as licensee, the exclusive worldwide right to distribute, sell and otherwise commercially exploit the Tetris game for use on mobile telephony devices for a period of fifteen years, with an option to renew the license for an additional three years.

Item 5.	Interest in Securities of the Issuer
JAMDAT issued 3,050,000 shares of Common Stock, at $0.0001 par value, to the Members as consideration in the Acquisition. These shares are held by the Members as follows:

Name	Shares of JAMDAT Common Stock
Henk Rogers	651,592
Akemi Rogers	651,592
Henk B. Rogers 2005 Dynasty Trust	617,298
Akemi M. Rogers 2005 Dynasty Trust	823,063

For each person or entity named above, there are no transactions within the past sixty days involving any JAMDAT securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In satisfaction of a condition to the completion of the Acquisition, JAMDAT and the Members entered into a Registration Rights Agreement concurrently with the execution of the Purchase Agreement (the “Registration Rights Agreement”).  Under the Registration Rights Agreement, the Members may cause JAMDAT to register their shares of JAMDAT common stock received in the Acquisition for public resale under the Securities Act.  The Registration Rights Agreement provides “piggyback” registration rights, pursuant to which the Members may include their shares in registered securities offerings initiated by JAMDAT for its own account, subject to certain terms and limitations.  Beginning 12 months after the closing of the Acquisition, the Members will also have a right to one “demand” registration, pursuant to which the Members may request that JAMDAT register for public resale up to 1,000,000 of the shares of common stock received by the Members in the Acquisition.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are hereby incorporated by reference:

Purchase Agreement, dated April 20, 2005, by and among the Registrant, JAMDAT Mobile (Hawaii) LLC, Blue Lava Wireless, LLC, the Henk B. Rogers 2005 Dynasty Trust, the Akemi M. Rogers 2005 Dynasty Trust, Henk B. Rogers and Akemi Rogers, is filed as Exhibit 10.26 to the JAMDAT Mobile, Inc. Current Report on Form 8-K filed on April 22, 2005.

Tetris License and Distribution Agreement, dated April 20, 2005, by and among Tetris Company, LLC, Blue Lava Wireless, LLC, JAMDAT Mobile (Hawaii) LLC and the Registrant, is filed as Exhibit 10.27 to the JAMDAT Mobile, Inc. Current Report on Form 8-K filed on April 22, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2005
Date
/s/ Henk Rogers
Signature
Henk Rogers
Name/Title

April 28, 2005
Date
/s/ Akemi Rogers
Signature
Akemi Rogers
Name/Title

April 28, 2005
Date
/s/ Henk Rogers
Signature
Henk Rogers, Trustee, The Akemi M. Rogers 2005 Dynasty Trust
Name/Title

April 28, 2005
Date
/s/ Akemi Rogers
Signature
Akemi Rogers, Trustee, The Henk R. Rogers 2005 Dynasty Trust
Name/Title